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							   EXHIBIT 12(a)



					  COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
				       SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES


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						  Twelve         Six
						  Months         Months
						  Ended          Ended
						  July 4,        July 4,                         Year Ended
						  1998           1998
(millions, except ratios)                         (unaudited)    (unaudited)     1997      1996      1995      1994     1993

Fixed Charges
 Interest and amortization of debt discount/
  premium and expense on all indebtedness         $1,453         $  737         $1,409    $1,365    $1,373    $1,279   $1,318

 Add interest element implicit in rentals            152             79            147       121       119       114      105
						   1,605            816          1,556     1,486     1,492     1,393    1,423
 Interest capitalized                                  4              2              3         5         4         1        3

Total fixed charges                               $1,609         $   818        $1,559    $1,491    $1,496    $1,394   $1,426


Income
 Income from continuing operations                $1,358         $   469        $1,188    $1,271    $1,025    $  857   $  625
 Deduct undistributed net income (loss)
  of unconsolidated companies                         13               3            13         8         9        (7)       6
						   1,345             466         1,175     1,263     1,016       864      619

Add
 Fixed charges (excluding interest capitalized)    1,605             816         1,556     1,486     1,492     1,393    1,423
 Income taxes                                        919             315           912       834       703       614      329
    Income before fixed charges and
     income taxes                                 $3,869          $1,597        $3,643    $3,583    $3,211    $2,871   $2,371

Ratio of income to fixed charges                    2.40            1.95          2.34      2.40      2.15      2.06     1.66

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